Exhibit 3.1.1

ARTICLES OF AMENDMENT OF

COMMONWEALTH BANKSHARES, INC.

ONE

The name of the corporation is Commonwealth Bankshares, Inc.

TWO

The following paragraph shall be added to the end of Section 1 of Article III of the Corporation’s Articles of Incorporation:

Except as otherwise specifically provided for herein or in any future series designations of Preferred Stock, the vote of the Corporation’s Common Stock required to approve an amendment of the Corporation’s Articles of Incorporation shall be a majority of all such shares.

THREE

The foregoing amendment was adopted on July 18, 1989.

FOUR

The amendment was adopted by the Board of Directors of the Corporation pursuant to Section 13.1-706.6 of the Virginia Stock Corporation Act.

The undersigned, President of the Corporation, declares that the facts herein stated are true as of July 18, 1989.

COMMONWEALTH BANKSHARES, INC.

By	/s/ Edward J. Woodard, Jr., President
Edward J. Woodard, Jr., President